ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2011	June 30, 2011

Current assets:
Cash and cash equivalents	¥75,323	128,117
Short-term investments	12,651	-
Trade receivables, net	22,707	24,399
Inventories	23,493	26,434
Other current assets	2,995	3,317

Total current assets	137,169	182,267

Investment securities	7,432	7,060
Property, plant and equipment, net of accumulated depreciation of 41,226 million yen and 41,245 million yen, as of March 31, 2011 and June 30, 2011, respectively	31,878	31,766
Intangible assets, net of accumulated amortization of 1,742 million yen and 1,781 million yen, as of March 31, 2011 and June 30, 2011, respectively	1,519	1,525
Other assets	2,314	2,612

Total assets	¥180,312	225,230

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2011	June 30, 2011

Current liabilities:
Trade accounts payable	¥11,729	15,124
Short term debt	-	41,146
Accrued expenses	7,329	7,131
Accrued warranty expenses	1,754	1,900
Customer prepayments	1,740	4,279
Other current liabilities	1,955	2,604

Total current liabilities	24,507	72,184

Accrued pension and severance costs	14,069	14,013
Other liabilities	3,604	2,118

Total liabilities	42,180	88,315

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,628	40,628
Retained earnings	183,009	182,489
Accumulated other comprehensive income (loss)	(18,270)	(18,967)
Treasury stock, 26,294,819 shares and 26,294,968 shares as of March 31, 2011 and June 30, 2011, respectively	(99,598)	(99,598)

Total stockholders’ equity	138,132	136,915

Total liabilities and stockholders’ equity	¥180,312	225,230

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011

Net sales	¥23,535	26,848
Cost of sales	11,941	13,766

Gross Profit	11,594	13,082

Research and development expenses	4,941	5,786
Selling, general and administrative expenses	4,840	6,512

Operating income	1,813	784

Other income (expense):
Interest and dividend income	117	117
Interest expense	(1)	(1)
Other, net	(300)	(522)

Total other income (expense)	(184)	(406)

Income before income taxes and equity in earnings (loss) of affiliated company	1,629	378

Income taxes	831	8

Equity in earnings (loss) of affiliated company	(10)	(24)

Net income	¥788	346

	Yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011

Net income per share:
Basic	¥4.41	2.00
Diluted	4.41	2.00

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011

Net income	¥788	346

Other comprehensive income (loss), net of tax：

Foreign currency translation adjustments	(2,493)	(561)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising during the period	(252)	(214)
Less reclassification adjustments for net gains (losses) realized in earnings	4	-
Net unrealized gains (losses)	(248)	(214)

Pension related adjustment	70	78

Total other comprehensive income (loss)	(2,671)	(697)

Total comprehensive income (loss)	¥(1,883)	(351)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011

Cash flows from operating activities:
Net income	¥788	346
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	999	829
Deferred income taxes	167	(472)
Changes in assets and liabilities:
Trade receivables	(4,491)	(1,924)
Inventories	(3,130)	(3,050)
Trade accounts payable	3,219	3,645
Accrued expenses	(376)	(175)
Accrued warranty expenses	(128)	147
Customer prepayments	(179)	1,851
Accrued pension and severance costs	111	29
Other	160	105

Net cash provided by (used in) operating activities	(2,860)	1,331

Cash flows from investing activities:
(Increase) decrease in short-term investments	(5,448)	12,652
Proceeds from sale of property, plant and equipment	3	0
Purchases of property, plant and equipment	(435)	(558)
Purchases of intangible assets	(61)	(69)
Other	7	48

Net cash provided by (used in) investing activities	(5,934)	12,073

Cash flows from financing activities:
Increase in short term debt	—	41,146
Dividends paid	(854)	(794)
Other	(1)	0

Net cash provided by (used in) financing activities	(855)	40,352

Net effect of exchange rate changes on cash and cash equivalents	(1,933)	(962)

Net change in cash and cash equivalents	(11,582)	52,794

Cash and cash equivalents at beginning of period	96,439	75,323

Cash and cash equivalents at end of period	¥84,857	128,117

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)  Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented.  This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of the significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Accrued pension and severance costs
The funded status, which is the difference between the fair value of plan assets and the projected benefit obligation, of pension plans is recognized in the consolidated balance sheets.

(iii) Goodwill
Goodwill is not amortized, but instead is tested for impairment at least annually.

(iv)Stock option
Expired unused gains from stock based compensation are not recognized in the case of expiration of stock option.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance was adopted by Advantest in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance was adopted by Advantest in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

On April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method.
The company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, Advantest and its domestic subsidiaries believe that the straight line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with ASC250 “Accounting Changes and Error Corrections”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.
Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method caused increases in income before income taxes and equity in earnings of affiliated company and net income by ¥145 million and ¥145 million, respectively, for the first quarter ended June 30, 2011. Basic net income per share and diluted net income per share increased by ¥0.84 and ¥0.84, respectively, for the first quarter ended June 30, 2011.

(c)	Reclassification

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current quarter presentation.

(3) Short-term Investments

Short-term investments consist of time deposit with fixed maturities greater than three months and Japanese money trusts with fixed maturities of three months, which are carried at cost, based on the characteristics of its fixed maturities, fixed interest rates, restriction of early redemption and non negotiability. The Japanese money trusts amounted to ¥12,000 million at March 31, 2011. There is no balance for the Japanese money trusts at June 30, 2011.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(4) Inventories

Inventories at March 31, 2011 and June 30, 2011 are composed of the following:

	Yen (Millions)
	March 31, 2011	June 30, 2011

Finished goods	¥5,681	6,154
Work in process	12,243	14,540
Raw materials and supplies	5,569	5,740

	¥23,493	26,434

(5) Investment Securities

Marketable equity securities are classified as available-for-sale securities.  The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2011 and June 30, 2011 were as follows:

	Yen (Millions)
Noncurrent:	March 31, 2011	June 30, 2011
Available-for-sale:
Acquisition cost	¥4,309	4,309
Gross unrealized gains	1,455	1,465
Gross unrealized losses	156	525
Fair value	¥5,608	5,249

Equity securities consist primarily of stocks issued by Japanese listed companies.

No proceeds from the sale of available-for-sale securities and no gross gains and losses were realized on the sale of available-for-sale securities for the three months ended June 30, 2010 and 2011.

Net realized gains and losses of the sale of available-for-sale securities are based on the averaged cost method and are included in “other income (expense)” in the consolidated statements of operations.

For the three months ended June 30, 2010, Advantest recognized impairment losses of ¥6 million on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value. There were no impairment losses on available-for sale securities, which were not considered other-than-temporarily impaired for the three months ended June 30, 2011.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2011 and June 30, 2011, were as follows:

	Yen (Millions)
	March 31, 2011
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥2,019	130	237	26

	Yen (Millions)
	June 30, 2011
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥1,613	486	273	39

Advantest maintains non-marketable equity securities, which are recorded at cost.  The carrying amounts of non-marketable equity securities were ¥1,824 million and ¥1,811 million at March 31, 2011 and June 30, 2011, respectively.  For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value.  Advantest had not estimated the fair value of other non-marketable equity securities aggregating  ¥1,812 million and ¥1,811 million at March 31, 2011 and June 30, 2011, respectively, since it was not practicable to estimate the fair value of the investments.  It was because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost.

(6) Derivative Financial Instruments

Derivatives
Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables.  However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified in U.S. GAAP.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Foreign exchange contracts generally have terms of several months.  These contracts are used to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures.  Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2011 and June 30, 2011. The notional amounts of these contracts at March 31, 2011 and June 30, 2011 were as follows:

	Yen (Millions)
	March 31, 2011	June 30, 2011

Foreign exchange contracts	¥608	485

The fair value of derivative instruments not designated as hedging instruments under U.S. GAAP at March 31, 2011 and June 30, 2011 was as follows:

	Yen (Millions)
	March 31, 2011		June 30, 2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥24	Other current assets	¥10
Liabilities
Foreign exchange contracts	Other current liabilities	¥6	Other current liabilities	¥2

The effect of derivative instruments not designated as hedging instruments under U.S. GAAP on consolidated statements of operations for the three months ended June 30, 2010 and 2011 was as follows:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Three months ended June 30, 2010	Three months ended June 30, 2011

Foreign exchange contracts	Other income (expense)	¥100	731

Concentration of credit risk
Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements.  However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.  Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

Advantest generally does not require or place collateral for these derivative financial instruments.

(7) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2011 and June 30, 2011, except for cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, short term debt, accrued expenses and other current liabilities for which fair value approximate their carrying amounts.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	March 31, 2011		June 30, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥5,608	5,608	¥5,249	5,249
Foreign exchange contracts	24	24	10	10
Financial liabilities:
Foreign exchange contracts	6	6	2	2

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.  The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, short term debt, accrued expenses and other current liabilities:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts:  The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Fair Value Hierarchy

US GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of March 31, 2011 and June 30, 2011, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level was as follows:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Fair Value Measurements at March 31, 2011
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	5,608	5,608	-	-
Foreign exchange contracts	24	-	24	-
Total assets measured at fair value	5,632	5,608	24	-
Financial Liabilities
Foreign exchange contracts	6	-	6	-
Total liabilities measured at fair value	6	-	6	-

		Yen (Millions)
		Fair Value Measurements at June 30, 2011
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	5,249	5,249	-	-
Foreign exchange contracts	10	-	10	-
Total assets measured at fair value	5,259	5,249	10	-
Financial Liabilities
Foreign exchange contracts	2	-	2	-
Total liabilities measured at fair value	2	-	2	-

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

The table does not include assets and liabilities which are measured at historical cost or any basis other than fair value. Advantest’s financial assets and liabilities measured at fair value consist of available-for-sale equity securities and foreign exchange contracts. Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of March 31, 2011 and June 30, 2011, carrying amount of financial assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the year ended March 31, 2011 and for the three months ended June 30, 2011, was as follows:

		Yen (Millions)
		Fair Value Measurements
		at March 31, 2011
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total gains (losses) for the year ended March 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Non-marketable equity securities	12	-	-	12	(86)

Total gains (losses) for assets held as of March 31, 2011					(86)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Fair Value Measurements
		at June 30, 2011
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total gains (losses) for the three months ended June 30, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Non-marketable equity securities	0	-	-	0	(12)

Total gains (losses) for assets held as of June 30, 2011					(12)

Advantest recognized impairment losses of non-marketable equity securities when their fair values were below the carrying amounts and the decline in fair values was considered to be other than temporary.

The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments.

(8) Income Taxes
As of June 30, 2010 and 2011, the estimated annual effective tax rate for FY2010 and FY2011 differ from the 40.5 and 40.4 percent statutory income tax rate primarily due to effects of separate company income tax reporting positions and related impacts of valuation allowance on deferred tax assets, and effects of foreign income tax rates, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(9)  Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized are as follows:

	Yen (Millions)
	Three months ended
	June 30, 2010	June 30, 2011

Service cost	¥339	350
Interest cost	181	187
Expected return on plan assets	(121)	(101)
Amortization of unrecognized:
Net actuarial (gain) or loss	122	128
Prior service (benefit) cost	(44)	(44)

Net periodic benefit cost	¥477	520

(10)  Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 26, 2011, Advantest paid cash dividends totaling ¥866 million, or ¥5 per share of common stock on June 2, 2011 to stockholders of record on March 31, 2011.

(11) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the three months ended June 30, 2010 and 2011 were summarized as follows:

	Yen (Millions)
	Three months ended
	June 30, 2010	June 30, 2011

Balance at beginning of period	¥2,802	1,754
Addition	729	751
Reduction	(857)	(605)
Translation adjustments	(14)	(0)

Balance at end of period	¥2,660	1,900

(12) Other income (expense)

Other income (expense) includes exchange losses of ¥307 million and ¥532 million for the three months ended June 30, 2010 and 2011, respectively.

(13) Operating Segment Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

Reportable operating segment information for the three months ended June 30, 2010 and 2011 was as follows:

	Yen (Millions)
	Three months ended June 30, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥15,644	4,025	3,866	－	23,535
Inter-segment sales	124	3	－	(127)	－
Net sales	15,768	4,028	3,866	(127)	23,535
Operating income (loss) before stock option compensation expense	2,085	(18)	684	(938)	1,813
Adjustment:
Stock option compensation expense					－
Operating income					¥1,813

	Yen (Millions)
	Three months ended June 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥19,958	3,983	2,907	－	26,848
Inter-segment sales	187	33	－	(220)	－
Net sales	20,145	4,016	2,907	(220)	26,848
Operating income (loss) before stock option compensation expense	2,603	(194)	375	(2,000)	784
Adjustment:
Stock option compensation expense					－
Operating income					¥784

Adjustments to operating income in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

Total assets at June 30, 2011 increased by ¥44,918 million from March 31, 2011, primarily due to increase of cash and cash equivalents in Corporate.  However, in three reportable segments, total assets did not significantly fluctuate.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(14) Per Share Data
The following table sets forth the computation of basic and diluted net income per share for the three months ended June 30, 2010 and 2011:

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011
Numerator:
Net income	¥788	346

Denominator:
Basic weighted average shares of common stock outstanding	178,721,418	173,271,892
Dilutive effect of exercise of stock options	54,414	－

Diluted weighted average shares of common stock outstanding	178,775,832	173,271,892

Basic net income per share	¥4.41	2.00
Diluted net income per share	¥4.41	2.00

At June 30, 2010 and 2011, Advantest had outstanding stock options into 2,607,000 and 1,804,000 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(15) Acquisition of Verigy Ltd.
On July 4, 2011, Advantest acquired all outstanding ordinary shares of Verigy Ltd. (collectively, “Verigy”) for US$15.00 per share in cash. In addition, as part of the consideration in the acquisition, Advantest assumed the obligation for stock options which had been granted by Verigy to certain directors and employees.

Summary of the total purchase price is as follows.
Yen (Millions)
Cash paid	77,661
Assumed stock options	1,068
Total purchase price	78,729

The purchase price was funded with existing cash and borrowings from commercial banks.  As a result, the short term debt amounted to ¥41,146 million.
Acquisition-related costs incurred of ¥835 million are included in “Selling, general and administrative expenses” in the consolidated statements of operations for the three months ended June 30, 2011.  Acquisition related costs incurred in periods prior to the 3 months ended June 30, 2011 were ¥656 million.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Verigy has traditionally been strong in the non-memory test and R&D markets in North America and Europe.  The two company’s complementary strengths in products, customer base, R&D, sales and service will provide a significant lift to the combined company’s competitiveness in the global market.  The acquisition will allow Advantest to provide more and better diversified solutions to its customers in the semiconductor test equipment sector.
This acquisition will be accounted for using the acquisition method.  Further information related to the accounting for this business combination has not been disclosed, because the activities required to complete the initial accounting for this acquisition have not been completed as of the issuance date of the accompanying consolidated financial statements.